CITIUS PHARMACEUTICALS, INC.

11 Commerce Drive, First Floor

Cranford, New Jersey 07016

February 29, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention:	Tyler Howes
Division of Corporation Finance

Re:	Citius Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed February 23, 2024
File No. 333-277319

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Citius Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Friday, March 1, 2024, at 4:01 p.m. Eastern Time, or as soon thereafter as practicable.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Wyrick Robbins Yates & Ponton LLP, by calling Lorna A. Knick at (919) 781-4000. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Ms. Knick via email at lknick@wyrick.com.

Sincerely,

CITIUS PHARMACEUTICALS, INC.

By:	/s/ Leonard Mazur
Leonard Mazur
Chairman and Chief Executive Officer

cc: Lorna A. Knick, Wyrick Robbins Yates & Ponton LLP